[Moog letterhead]
September 16, 2009
Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
1 Station Place N.E., Stop 4631
Washington, DC 20549-4631
Re:	Moog Inc. Form 10-K for Fiscal Year Ended September 27, 2008 Filed November 28, 2008 Proxy Statement Filed December 10, 2008 File No. 1-05129
Dear Mr. O’Brien:
We have reviewed your September 1, 2009 letter regarding your comments on disclosures contained in the above-referenced SEC filings. For convenience of reference, we have included the Staff’s comments in italics before each of our responses.
Form 10-K for the Fiscal Year Ended September 27, 2008
Critical Accounting Policies, page 59
Reviews for Impairment of Goodwill, page 60
Comment 1:
We note goodwill accounted for 25% of total assets as of September 27, 2008. You state that you estimate the fair value of your reporting units in completing your goodwill impairment analysis but you don’t provide a discussion of the methodology used to estimate fair value. Given that goodwill is material to your balance sheet, in future filings please address the following:
•	State the method you use to estimate the fair value of your reporting units. If more than one method is used, please disclose how you weight each method.

•	Provide qualitative and quantitative descriptions of the material assumptions used for each reporting unit. Examples of assumptions for a discounted cash flow method include (a) the discount rate, (b) the revenue growth rates, (c) the operating profit margins, and (d) the terminal growth rate, at a minimum. Include a discussion for any material changes in assumptions between the current goodwill impairment test and the prior test. Your discussion should also include a sensitivity analysis of the material assumptions using other reasonably likely inputs.

•	Please alert investors when the fair value of a reporting unit does not materially exceed its carrying value and please quantify the headroom between fair value and carrying value to alert investors to a possible impairment in future periods.
Please show us your proposed disclosure in response to this comment. Refer to Sections 216 and 501.14 of the Financial Reporting Codification and Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Response:
In future filings, we will expand our disclosures by providing a discussion of the methodology used to estimate fair value. Specifically, we will state the method that we use to estimate the fair value of our reporting units. For material assumptions, we will provide qualitative and quantitative descriptions and include a sensitivity analysis. We will also disclose situations in which the fair value of a reporting unit does not materially exceed its carrying value and quantify the amount of headroom between these amounts.
Proposed disclosure:
At October 3, 2009, we had $[x] million of goodwill, or [x]% of total assets. We test goodwill for impairment at least annually, during our fourth quarter, and whenever events occur or circumstances change that indicate there may be an impairment. These events or circumstances could include a significant adverse change in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of a reporting unit.
We test goodwill for impairment at the reporting unit level. Certain of our reporting units are our operating segments while others are one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components.
Testing goodwill for impairment requires us to determine the amount of goodwill associated with reporting units, estimate fair values of those reporting units and determine their carrying values.
We use the discounted cash flow method to estimate the fair value of each of our reporting units. We believe this method is the most appropriate as it is based on the investment returns of our reporting units and is a generally accepted and common method of business valuation. This method incorporates various assumptions, the most significant being projected revenue growth rates, operating profit margins and cash flows, the terminal growth rate and the discount rate. Management projects revenue growth rates, operating margins and cash flows based on each reporting unit’s current business, expected developments and operational strategies over a five-year period. In estimating the terminal growth rate, we consider our historical and projected results, as well as the economic environment in which our reporting units operate. For our test during the fourth quarter of 2009, we used a [x]% terminal growth rate, which is below the historical growth rate of our reporting units. We then discount our projected cash flows. For our test during the fourth quarter of 2009, we used discount rates that ranged from [x.x]% to [x.x]% for our various reporting units. These discount rates reflect management’s assumptions of marketplace participants’ cost of capital and risk assumptions, both specific to the reporting unit and overall in the economy. We evaluate the reasonableness of the resulting fair values of our reporting units by comparing the aggregate fair value to our market capitalization and assessing the reasonableness of any resulting premium. The determination of these amounts is subjective and requires significant estimates. Changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill.
The most significant change in assumptions from our prior year annual impairment test was our discount rate, which increased for each of our reporting units. In our testing during the fourth quarter of 2008, the discount rates ranged from 9.2% to 11.5%. The increases in our discount rates reflected the economic downturn and a much tighter credit environment, both of which had negatively affected the cost and availability of capital of marketplace participants. Our [x] reporting units had the largest increases in their discount rates. These increases were driven by [x]. We also updated our projected sales and operating margins. We reduced our projected sales levels in most of our reporting units, most notably in [x] due to [x]. In our [x] reporting units, we reduced our operating margins to reflect the economic downturn.
Based on these tests, the fair value of each reporting unit exceeded its carrying amount in 2009, 2008 and 2007. Therefore, goodwill was not impaired as of our annual testing dates. In our annual review of goodwill for impairment in the fourth quarter of 2009, the fair value of each reporting unit exceeded its carrying value by over [x]% of its carrying value.
While any individual assumption could reasonably differ from those that we used, we believe the overall fair values of our reporting units are reasonable as the values are derived from a mix of reasonable assumptions. However, had we used discount rates that were 100 basis points higher or terminal growth rates that were 100 basis points lower than those we assumed, the fair value of each reporting unit would have exceeded its carrying value by over 10%. [We will include further discussion of any reporting unit that had an excess of fair value over carrying value of less than 10%.]
Item 9A. Controls and Procedures, page 110
Comment 2:
We note that your management’s conclusion regarding the effectiveness of your disclosure controls and procedures appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. In this regard, we note that your description does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded that your disclosure controls and procedures were effective on the applicable dates.
Response:
We confirm that our disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.
In future filings, we will revise our description of disclosure controls and procedures to fully conform to the definition set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 110
Comment 3:
Please provide the disclosure required by Item 404(b) of Regulation S-K regarding your policies and procedures for review, approval, or ratification of related person transactions.
Response:
In future filings, we will provide disclosure regarding our policies and procedures for review, approval, or ratification of related person transactions.
Proposed disclosure:
We do not maintain a single written policy for the review, approval or ratification of related person transactions as defined in Item 404(a) of Regulation S-K. However, the relevant aspects of our policy and procedures are included in other documents. We have a Statement of Business Ethics that contains general provisions relating to possible conflicts of interest of employees, directors and officers. The Audit Committee is responsible for the review, approval or ratification of any related party transactions as noted in the “Compliance Oversight Responsibilities” section of the Charter of the Audit Committee of the Board of Directors. The Board of Directors is required to meet the independence standards set forth in the New York Stock Exchange Listed Company Manual section 303A.02. The Corporate Governance and Nominating Committee is responsible for developing, recommending and reviewing annually the Board of Directors’ Corporate Governance Guidelines to comply with state and federal laws and regulations and with the New York Stock Exchange Listing Standards. The Company also reviews annual directors’ and officers’ questionnaires that require disclosure of transactions or relationships that may constitute conflicts of interest or require disclosure or affect an independence determination.

Item 15. Exhibits and Financial Statement Schedules, page 111
Exhibits 31.1 and 31.2
Comment 4:
Please remove your certifying officer’s titles from the beginning of your certifications that you file with future reports. See Item 601(b)(31)(i) of Regulation S-K.
Response:
In future filings, we will exclude the certifying officer’s titles from the beginning of our certifications.
Form 10-Q for the Fiscal Quarter Ended March 28, 2009
Reviews for Impairment of Goodwill, page 18
Comment 5:
You state you performed an interim test for goodwill impairment as of March 28, 2009. However, this disclosure does not address the factors you observed that indicated goodwill could be impaired. Please tell us and disclose in future filings the indicators that led you to believe that goodwill could be impaired, identify the reporting units that you tested for impairment and quantify the headroom between the fair value and carrying value of the reporting unit. You should address whether you changed any assumptions from those used to perform your annual impairment test completed during the fourth quarter of 2008 and, if so, the reasons for the change in your assumptions.
Response:
In determining whether an interim test on goodwill for impairment was necessary, we considered whether events occurred or circumstances changed that indicated there may be an impairment. Our analysis included, but was not limited to, a review of each of the examples cited in paragraph 28 of SFAS No. 142, “Goodwill and Other Intangible Assets” and in remarks made by the SEC Staff at the 2008 AICPA National Conference of SEC and PCAOB Developments. Due to the challenging economic environment, certain areas of our business had been impacted and we announced a projected decrease in our 2009 earnings per share from both previous guidance and 2008 results. In addition, our stock price declined significantly, reducing our market capitalization to just below the book value of our equity. Accordingly, we performed an interim test on goodwill for impairment as of March 28, 2009. We tested each of our reporting units since an important step of our impairment test is to compare the aggregate fair value to our market capitalization and assess any resulting control premium for reasonableness.
We updated each of our assumptions as of our interim testing date. The only material change in assumptions from our testing during the fourth quarter of 2008 was our discount rate, which increased for each of our reporting units. In our testing during the fourth quarter of 2008, the discount rates ranged from 9.2% to 11.5%. In our interim testing during 2009, the discount rates ranged from 12.5% to 15.0%. The increases in the discount rates reflected the economic downturn and a much tighter credit environment, both of which had negatively affected the cost and availability of capital of marketplace participants. Our Medical Devices, Europe Industrial Systems and Pacific Industrial Systems reporting units had the largest increases in their discount rates, also reflecting the risk associated with estimating cash flows in these reporting units. We also updated our projected sales and operating margins, but the impact was not as significant as the change in discount rate. We reduced our projected sales levels in most of our reporting units, most notably in Aircraft Controls and Europe Industrial Systems. In Aircraft Controls, we reduced our projected sales for business jets due to the current economic downturn and on the Boeing 787 Dreamliner program due to announced program delays. We reduced our projected sales levels in Europe Industrial Systems as a result of the economic downturn. In our three Industrial Systems reporting units, we reduced our operating margins to reflect the economic downturn.
Based on the results of our test, we concluded that goodwill was not impaired as of March 28, 2009. The fair value of each of our reporting units exceeded its carrying value by over 10%, with the exception of our Aircraft Controls reporting unit. This reporting unit is one level below our Aircraft Controls segment and excludes the navigational aids business we recently acquired. Its excess of fair value over carrying value was 6%.
In future filings, we will address the factors we observe that indicate goodwill could be impaired, identify the reporting units tested for impairment and quantify the excess of fair value over carrying amounts of our reporting units. We will also address any significant changes in assumptions from those used in our prior year annual impairment test and the reasons for those changes.
Comment 6:
Please tell us whether you tested your intangible assets of $131.7 million for impairment as of March 28, 2009. If not, please tell us how you concluded it was not appropriate to test your intangible assets for impairment.
Response:
We did not test our intangible assets, all of which are being amortized, for impairment as of March 28, 2009. We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. We use undiscounted cash flows to determine whether impairment exists and measure any impairment loss using discounted cash flows.
In determining whether a test on intangible assets for recoverability was necessary, we considered each of the examples cited in paragraph 8 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We also considered the factors described in our response to Comment 5 that indicated the need for an interim test of goodwill for impairment as of March 28, 2009. There had been no significant adverse events or changes in circumstances that indicate that the carrying value of our intangible assets may not be recoverable. Therefore, we concluded that it was not necessary to test any asset groups, including intangible assets being amortized, for recoverability based on our review of recent events and changes in circumstances.
Form 10-Q for the Fiscal Quarter Ended June 27, 2009
Comment 7:
We note sales for your Industrial Systems segment declined by 19% and operating profit declined by 59% for the nine months ended June 27, 2009, as compared to the same period in 2008. You disclose that you expect sales for fiscal year 2009 for this segment to decrease to $450 million, a decrease of 15% from 2008. Furthermore, we note your Medical Devices segment reported an operating loss for each quarter in 2009 and you expect an operating loss for the 2009 fiscal year as compared to an operating profit in 2008.
You state on page 60 that poor indicators of operating performance and a significant adverse change in the business climate are indicators there may be a goodwill impairment. Given the above and the fact that your market capitalization did not exceed net equity as of March 28, 2009 and June 27, 2009, please tell us how you concluded it was not appropriate to perform an interim test for impairment as of June 27, 2009.
Response:
As noted in our response to Comment 5, we tested goodwill for impairment and concluded that it was not impaired as of March 28, 2009. We considered the need to perform another interim test for goodwill impairment as of June 27, 2009. Since we concluded that goodwill was not impaired as of March 28, 2009, we evaluated potential indicators of impairment for the quarter ended June 27, 2009. As part of our review, we focused on determining if events occurred or circumstances changed that might indicate that goodwill was impaired. Our analysis included a review of each of the examples cited in paragraph 28 of SFAS No. 142, “Goodwill and Other Intangible Assets” and in remarks made by the SEC Staff at the 2008 AICPA National Conference of SEC and PCAOB Developments. There were no significant changes in circumstances that indicated that another interim impairment test was necessary. Our analysis included, but was not limited to, Industrial Systems, which had been most negatively impacted by current economic conditions, and Medical Devices, which experienced poor financial performance.
We updated our forecasted operating profit for Industrial Controls for 2009 during the third quarter, increasing it by $9 million, or nearly 50%, over our forecast in April. This increase resulted from better than projected third quarter results and more confidence in achieving a higher level of operating profit as we progressed through the year. There were no indicators suggesting a decline in the value of the reporting units in this segment.
We also updated our forecasted operating profit for Medical Devices during our third quarter. While our third quarter operating profit was lower than we had forecasted and we projected a loss in the fourth quarter, we expect that our 2010 operating margin will improve to 5%. We expect solid performance in years beyond 2010. The improvement is not based on a major economic turnaround; rather, we have made a number of changes that will positively impact our future business. These changes include a broader product line, a more extensive sales and distribution organization and improvements in our supply chain. We considered the impacts of lower near-term margins on the excess of fair value over carrying value from our interim test for goodwill impairment as of March 28, 2009 and determined that it was likely that our fair value exceeded our carrying value. We concluded that there were no indicators suggesting an impairment test was necessary as of June 27, 2009.
At March 28, 2009, our market capitalization was 1% less than the book value of our equity. During the quarter ended June 27, 2009, our market capitalization increased by 9%. At June 27, 2009, our market capitalization was 3% higher than the book value of our equity. Therefore, we concluded that our level of market capitalization in relation to the book value of our equity was not an indicator of impairment.
We determined that we did not have any triggers that would require us to perform an interim test for goodwill impairment as of June 27, 2009.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 14
The Process for Determination of Compensation, page 16
Comment 8:
We note that you use peer group data in determining annual salaries and that each of your executive’s salaries relative to this data is reflective of his experience. In future filings, please discuss where you target each of your executives’ salaries relative to the peer group data you collect, and state where each executive’s salary actually fell with respect to such target. See Item 402(b)(2)(xiv) of Regulation S-K.
Response:
In future filings, we will expand our disclosure to discuss where we target each of our executive’s salaries relative to peer group data and will state where each executive’s salary fell with respect to such target.
Comment 9:
We note that under your Management Profit Share Plan your executives receive an annual award derived from the percentage growth in earnings per share over the preceding year. In future filings, please disclose how you determine what percentage of salary you award. We note your disclosure that it is a function of your actual annual percentage growth in earnings per share. See Item 402(b) of Regulation S-K. In other words, how did you determine to multiply the percentage increase in earnings by 1.33 to arrive at the percentage of salary that would be awarded under the plan?
Response:
In future filings, we will disclose how we determine what percentage of salary we award under the Management Profit Share Plan.

Equity Compensation Plan Information, page 24
Comment 10:
We note that you maintain three equity compensation plans pursuant to which you may issue Class A Common Stock. In future filings, please disclose in a footnote to your equity compensation plan table the number of securities that you have remaining available for future issuance under each plan. See instruction 6 to Item 201(d) of Regulation S-K.
Response:
In future filings, we will disclose in a footnote to our Equity Compensation Plan table the number of securities remaining available for future issuance under each plan.
In connection with responding to your comments, Moog acknowledges that:
•	Moog is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Moog may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that our responses and proposed disclosures in future filings adequately address the comments in your letter. If you have any questions or require any additional information, please contact Don Fishback, Moog’s Vice President — Finance, Jennifer Walter, Moog’s Controller, or me at (716) 652-2000.

Sincerely,
/s/ John R. Scannell
John R. Scannell,
Vice President and Chief Financial Officer
cc:	Robert T. Brady, Moog — Chairman of the Board and Chief Executive Officer Tracey McKoy, SEC — Staff Accountant